2024 ANNUAL REPORT

NorthWestern® Energy

Delivering a Bright Future

Service Territory



MONTANA
NORTH DAKOTA
SOUTH DAKOTA
WYOMING
NEBRASKA
HAVRE
KALISPELL
GREAT FALLS
MISSOULA
HELENA
BUTTE
BOZEMAN
BILLINGS
YELLOWSTONE NATIONAL PARK
ABERDEEN
HURON
BROOKINGS
MITCHELL
YANKTON
NORTH PLATTE
GRAND ISLAND
KEARNEY
Electric
Natural Gas
Wind Farm
Hydro Facilities
Thermal Generating Plants
Natural Gas Reserves

NorthWestern Energy provides electricity and natural gas in the upper Midwest and Northwest, serving approximately 787,000 customers in Montana, South Dakota, Nebraska and Yellowstone National Park. Our business consists of federal- and state-regulated operations, including electric and natural gas distribution and transmission, electric generation and natural gas production.

	YEAR-END SHARE PRICE	BASIC EARNINGS PER SHARE	DIVIDENDS PER SHARE	NET PROPERTY, PLANT & EQUIPMENT (IN BILLIONS)
2020	$58.31	$3.07	$2.40	$4.95
2021	$57.16	$3.61	$2.48	$5.25
2022	$59.34	$3.25	$2.52	$5.66
2023	$50.89	$3.22	$2.56	$6.04
2024	$53.46	$3.66	$2.60	$6.40

MT ELECTRIC

413,400 customers in 224 communities

6,596 miles of transmission lines

18,794 miles of distribution lines

1,065 MW nameplate owned power generation

SD ELECTRIC

65,300 customers in 117 communities

1,349 miles of transmission lines

2,386 miles of distribution lines

420 MW nameplate owned power generation

MT NATURAL GAS

214,500 customers in 117 communities

5,221 miles of distribution pipelines

2,133 miles of intrastate transmission pipelines

18 Bcf gas storage

28 Bcf owned proven natural gas reserves

SD NATURAL GAS

50,500 customers in 81 communities

1,796 miles of distribution pipeline

55 miles of intrastate transmission pipelines

NE NATURAL GAS

43,300 customers in 4 communities

830 miles of pipelines



>> A Letter from our CEO

As we reflect on another year of progress and purpose at NorthWestern Energy, we're reminded of a simple truth: The communities we serve may be spread across vast distances, but we're all connected by a shared commitment to growth, resilience, and opportunity. Our service territory — from the rugged mountains of Montana to the expansive prairies of South Dakota and Nebraska — is a collection of small communities linked together by energy infrastructure made possible by the capital entrusted to us by our investors. This sense of connection and shared purpose defines our work, inspires our mission, and drives our pursuit of excellence.

This past year, we faced challenges and seized opportunities with the same resolve that's been at the heart of our company for more than a century. Our investment in critical infrastructure — including the new Yellowstone County Generating Station — demonstrates our commitment to delivering safe, reliable and affordable energy. Our advancements in

renewable energy integration, grid resilience and wildfire mitigation show we're not just meeting today's demands but preparing for tomorrow's. And as always, we continue to prioritize our customers — the families, businesses and communities that rely on us — by ensuring affordability, enhancing service and being their trusted energy partner.

Looking ahead, we remain focused on striking the right balance between reliability, affordability and sustainability. Our mission to achieve net-zero carbon and methane emissions by 2050 reflects our belief that the path to a cleaner energy future must also be one that is reliable and affordable for all customers. As we work toward that future, we remain committed to operating with transparency, accountability and an unwavering dedication to deliver shareholder value. Together, we'll continue to power progress and build a brighter future for the people, businesses and communities we're privileged to serve.



❯❯ Our Commitment to Community

NorthWestern Energy fosters community engagement and supports the cities and towns we serve. We are part of local events, sponsor community initiatives and collaborate with organizations to enhance the vibrancy of the places our customers and employees call home. Our employees are volunteers on ball fields, in gyms, at food banks, art museums and so much more to improve and preserve the quality of life where they live and raise their families.

Our customers are central in everything we do. We prioritize safety and reliability to ensure that we provide the best service at the most affordable rates possible. NorthWestern Energy's personalized service and strong relationships have earned our customers' trust and loyalty.

We understand the culture and values of our diverse territory and tailor our services and initiatives to meet each community's distinct needs. We are more than an energy provider; we are a dedicated partner standing shoulder to shoulder with our neighbors, working to support growth and opportunity.

❯❯ NorthWestern Energy helps the American Red Cross of Montana to support disaster relief

Red Cross disaster relief focuses on meeting people's immediate emergency needs caused by disaster.

After a derecho with gusts reaching more than 100 mph ripped through Missoula, Montana, in July leaving more than 40,000 people without power, Red Cross volunteers stepped in to help.

Red Cross teams opened a charging station so residents without power could charge their devices, including critical medical devices. The facility also provided a cool place to escape the heat and offered shower facilities.

The Red Cross teams' work to ensure the safety and wellbeing of our customers without power allowed our crews and support personnel to focus on restoring service.

›› Our Commitment to Growth and Service

Many of the communities in our service territory have experienced significant growth over the past several years, both in terms of population and business expansion.

For example, Bozeman, Montana, has a thriving technology sector and abundant outdoor recreational opportunities, attracting new residents and businesses. Aberdeen, one of the largest cities in our South Dakota service territory, is a vibrant hub of culture, commerce and community, known for its friendly small-town charm and big-city amenities.

NorthWestern Energy keeps pace with this growth, serving all of our customers with reliable energy at the lowest cost possible. Planning for adequate generation capacity with a balanced mix of resources is a key component of serving our growing communities.

Our new 175-megawatt Yellowstone County Generating Station, which came online in October 2024, generates energy on-demand and provides cost-effective, reliable and sustainable electricity. The natural gas reciprocating internal combustion engine (RICE) units can ramp up in minutes with multiple starts and stops daily, providing on-demand power, flexible capacity, baseload power and regulation services with reduced emissions. This new resource can respond quickly to fluctuations in customer demand, helps support the variability of wind and solar generation, and can run at full output on peak energy demand days in the winter and summer.

To meet our Montana customers' capacity needs, we are acquiring additional ownership of the Colstrip Plant. In July, we announced the acquisition, at no cost, of Puget Sound Energy's 370-megawatt share of the Colstrip Plant, which will go into effect Jan. 1, 2026. Including the previously announced acquisition of Avista's

222 megawatts, under the same terms and timeline, NorthWestern Energy will own 55% of the Colstrip Plant. Majority ownership allows us to effectively guide investments in the operation and maintenance, ensuring the plant continues to provide on-demand, 24/7 cost-effective generation for our Montana customers until viable, equivalent, carbon-free energy resources are commercially available.

In South Dakota, Aberdeen has two primary generation units. The older one, Aberdeen 1 (28.8 megawatt, diesel fired), was more expensive and less reliable due to its age. It was last run in 2022. It will be replaced and upgraded with two new natural gas turbines that are expected to be online in 2026. The other one, Aberdeen 2 (60 megawatt, dual fuel natural gas/diesel) is newer and will continue to reliably serve customers in the region. In Huron, we have the Bob Glanzer Generating Station, a 58-megawatt RICE unit plant. All three facilities will provide on-demand resources to support the variability of wind coming onto our system and help serve our customers during extended periods of peak demand.

These strategic initiatives and innovative solutions ensure that our customers have safe, reliable, affordable and sustainable energy to meet their needs today and in the future.

» Infrastructure Investments

For the last decade, NorthWestern Energy has prioritized grid resiliency. By enhancing and hardening our system, we are prepared for the increasing threats of weather, wildfire and cybersecurity events. The investments improve service reliability for our customers now, while supporting the growth of our communities and businesses and helping meet expanding energy needs.

We have nearly $9 billion in property, plant and equipment in place today serving our customers' energy needs. Despite the challenges posed by our rural service territory, our reliability consistently outperforms that of our industry peers. NorthWestern Energy continues to strengthen its infrastructure investments with a focus on future capacity needs and economic development. In 2024, we announced our plans to join regional efforts to expand and upgrade critical transmission infrastructure, enhancing grid reliability and supporting the integration of renewable energy. Additionally, we entered into agreements with two large-load data center developers in Montana, laying the foundation for new load growth. These strategic investments underscore our commitment to grid resiliency, system capacity, and supporting economic development within the communities we serve. In 2024, our customers, on average, were served with uninterrupted power 99.982% of the time.

Our reliable service is the result of proactive focus on strengthening and hardening our grid, planning for capacity needs, and laying the foundation for future technology deployments.

In 2024, we focused our grid-hardening efforts on wildfire mitigation. While we have lived with wildfires throughout the century-plus history of our company, we've observed changes in recent years that impact the length and severity of wildfire season. Wildfire seasons last longer, and wildfires are burning more intensely because of the increase in fuels available for fires. We're also seeing more customers building homes and living in the Wildland-Urban Interface – the areas on the outskirts of towns that are heavily forested or surrounded by vegetation. In 2024, we released our Enhanced Wildfire Mitigation Plan that takes these changes into account and introduces new ways to prevent our powerlines from becoming an ignition source for a catastrophic wildfire. The Plan anticipates wildfire mitigation investment in excess of $500 million through 2028.

» Wildfire mitigation efforts in Yellowstone National Park

This summer and fall, NorthWestern Energy crews worked to strengthen our 50-kilovolt and 69-kilovolt transmission line that runs through Yellowstone National Park. This work provides additional resiliency to our lines and provides improved service reliability while lowering wildfire ignition potential in the park.

The crews replaced 108 transmission structures. Reaching each pole location can be a puzzle with challenging terrain and our promise to minimize the impact on the environment in America's first national park.



In conjunction with our Enhanced Wildfire Mitigation Plan, we also released a Public Safety Power Shutoff Plan (PSPS). Used as a measure of last resort, this plan helps us prevent wildfires and keep our communities safe during extreme weather. Our PSPS strategy includes a clearly defined, phased approach that guides us in the decision to implement a shutoff.

While we did not have to resort to a PSPS in 2024, we did experience numerous storms and other major events. Thanks to our ongoing infrastructure investments, we were able to minimize both the number and length of outages that resulted from extreme storms. Our employees rally to provide support to communities and customers during outages and in times of need. For example, during a May storm with heavy snow and high winds, the Montana mountain communities of Neihart and Monarch were severely impacted by damage from falling trees. The rugged terrain in the area made system repairs challenging. A mobile generation unit was brought in to restore power while the repairs, which took multiple days, were completed.

We support our commercial customers with programs and resources to help businesses become more energy efficient, supporting their growth. Our local community-based economic development teams serve as essential contacts for retail and small commercial/industrial opportunities, providing expertise in commercial and industrial energy management and operations.

By prioritizing grid resiliency, enhancing wildfire mitigation efforts and fostering community growth, NorthWestern Energy is addressing today's energy challenges and laying the groundwork for a sustainable future.

›› AI cameras help detect wildfires before they spread

NorthWestern Energy installed 10 smoke-detection cameras across our Montana territory. The cameras are mounted to provide full 360-degree view range while continuously scanning 24/7. When the system detects smoke, the artificial intelligence software can distinguish between false alarms — such as dust from a truck on a gravel road — and genuine fire threats. A human dispatcher verifies the detection before alerting the local fire officials and NorthWestern Energy's team to the fire's location.



» Renewable Energy Integration

The energy industry is transitioning to lower- and no-carbon resources. NorthWestern Energy's approach to meeting our customers' energy needs reflects a balance between customer affordability, reliability, and our commitment to environmental stewardship and sustainability. We continue to work toward net-zero carbon and methane emissions by 2050 while meeting our responsibility to provide reliable energy to our customers in the near term. We believe our 2050 goal allows us to stay true to our core responsibility of keeping the lights and heat on for our customers, including during extreme weather conditions.

Our 100% renewable hydro system is the backbone of our electric generation in Montana. In 2024, we celebrated the 10-year anniversary of acquiring our hydro assets. Our hydroelectric facilities are the reason our service territory-wide portfolio is 58% carbon-free today. We also continue to add solar and wind resources to our system. In South Dakota, 43% of our electric generation comes from wind. In Montana, 5.3% of our electricity comes from solar today, compared to less than 1% five years ago.

We have recently partnered with renewable natural gas (RNG) producers who are using new technology to capture and use methane that would otherwise be emitted into the atmosphere. We currently receive natural gas from RNG producers at five interconnect points in South Dakota – in Brookings, Parker, Milbank, Estelline and Bryant. Three additional RNG sites are under construction in South Dakota, along with one in Montana and one in Nebraska. We believe our efforts to promote the development



of reliable RNG infrastructure will help attract large industrial users considering future growth in the area.

To reduce costs for our customers, we periodically sell the renewable energy certificates (RECs) generated from resources that we own. When purchasing from third parties, we do not buy all of the RECs associated with renewable electricity or any of the environmental attributes of RNG. While this promotes customer affordability, we cannot represent that our customers receive RNG or that 100% of carbon-free electricity in our portfolio is delivered to our customers.

While we work to add more renewable energy to our portfolio, we're also maintaining our baseload thermal assets that we rely on during the coldest days of winter and the hottest days of summer,

all while maintaining customer affordability. We continue to look to new technologies in pursuit of our net-zero goals, including small modular reactors, but we cannot tear down the existing bridge of our thermal generation until a new and reliable bridge is in place.

›› Adding natural gas produced at dairy farms to our system

This spring we celebrated the valve turning of a new interconnection, which now accepts gas originating from an RNG facility at a dairy operation north of Brookings, South Dakota. We will accept about 700,000 dekatherms annually of gas from this interconnection, enough to serve roughly 10,000 residential customers.

» Customer Engagement and Satisfaction

Customer engagement and satisfaction are fundamental to the success of our operations at NorthWestern Energy. Engaging with our customers helps us understand their needs, builds trust and fosters loyalty. Our goal is always to exceed our customers' expectations, and satisfaction is a key indicator of our performance.

One example of ongoing efforts to improve customer engagement and satisfaction is our Advanced Metering Infrastructure (AMI) project. Launched in 2018, we have converted nearly every electric and gas meter in South Dakota to a smart meter, and every gas meter in Nebraska to an advanced meter. In 2021, we moved our AMI efforts to Montana where, as of the end of 2024, we are about 92% of the way toward our goal of installing 552,715 electric and gas AMI meters by the end of 2025. Our meter upgrade project will allow us to roll out new technology to better meet our customers' needs, restore service faster after an outage and identify problems before they cause outages. With the addition of smart meters, we're also able to change how we communicate with customers about outages.

Affordability remains a top concern for our customers, and we continue to provide excellent value. NorthWestern Energy's commitment to efficiency keeps our residential electric and natural gas rates across our service territory lower than the national average.

We filed requests for regulatory rate reviews in 2024 in Montana, Nebraska and South Dakota. Updating our rates ensures our customers will continue to be affordably served by a financially sound company that is capable of efficiently funding the significant capital expenditures needed to maintain, expand and modernize our critical energy infrastructure.

We understand many of our customers are facing challenging times and no one

» A note from a customer:

Last winter, my husband and I came home from a few days of traveling and the house seemed excessively cold... We called NorthWestern Energy for help, and they sent Jeff Cleveland of Conrad to our rescue. Jeff determined that the problem was with the gas line regulator ... He worked outside from 9 p.m. until midnight at 30 below zero and got things working once again. We are eternally grateful to Jeff for getting us out of a tough situation. Kudos to all of the NorthWestern crew. They have never let us down.

- Roy and Diane Inbody,
NorthWestern Energy customers

wants to see rising bills. While inflation continues to make headlines, it's important to point out that in the last century, the cost of electricity has gone up by about 40%, compared with almost 600% for the cost of eggs and 500% for the cost of an electric range to cook those eggs.

We work to lower customers' energy costs through our energy efficiency programs. Energy savings tips, videos and other resources are available to assist our customers with their energy efficiency efforts.

In Montana, customers fund energy efficiency as a least-cost resource in supply rates and through the Universal System Benefits Charge (USBC). Programs include rebates for our commercial electric customers, along with custom incentives for electric and natural gas commercial and industrial facilities, and free energy audits for qualifying homes and small businesses. Through a contract with the

Montana Department of Public Health and Human Services, homes of income-qualified customers receive free weatherization services; Montana customers enrolled in the Low Income Home Energy Assistance Program receive a discounted rate, and small-scale renewable projects at nonprofit and government/public buildings also receive incentives funded through the USBC.

We support the communities we serve. NorthWestern Energy and our employees provided $2.3 million in 2024 in charitable giving to organizations throughout our service territory. This financial support helps bolster community development and ensures that growing communities have the resources they need to thrive.

›› A note from a customer:

I am writing to highly recommend the home energy assessment program at NorthWestern Energy. My experience with the program was outstanding... My customer experience was stellar. The auditor was professional and built rapport quickly, making the process comfortable and informative. They educated me kindly on energy-saving measures and provided a detailed, comprehensive report that highlighted key areas for improvement and practical solutions. The insights and recommendations in the report were invaluable and easy to implement...I have already been highly recommending this program to friends and would recommend it to anyone looking to improve energy efficiencies. As a first-time homeowner, the value this audit provided for me has been extremely helpful in planning the priority of my home improvement projects.

- E.B. Love, *NorthWestern Energy customer*

›› Delivering a Bright Future

Safe, reliable, affordable and sustainable energy are the center of NorthWestern Energy's mission, driving every initiative and project undertaken. By prioritizing customer needs and preferences, while also improving customer communication, we are fostering a strong relationship of trust and loyalty with our customers.

We are proud of our dedicated workforce of 1,585 highly engaged employees. In 2024, NorthWestern Energy achieved remarkable recognition from Newsweek, making the list in six categories of its America's Greatest Workplaces. Newsweek and Plant-AI Insights Group recognized the America's Greatest Workplaces in the United States, by conducting a large-scale employer study based on over 1.5 million comprehensive company reviews from over 250,000 employees. This accomplishment highlights the company's commitment to excellence and dedication to our employees, customers and communities.

Furthermore, NorthWestern Energy's dedication to sustainability and affordability is reflected in our energy efficiency programs and support for renewable energy projects. These initiatives

not only help reduce customer costs but also contribute to a more sustainable future. By offering rebates, incentives, new technology and free energy audits, we are empowering customers to take control of their energy usage and make environmentally conscious choices.

NorthWestern Energy's significant financial contributions to community organizations highlight our role as an engaged corporate citizen. By investing in the well-being and development of the communities we serve, NorthWestern Energy ensures our impact extends beyond delivering energy. This holistic approach to service underscores our unwavering dedication to delivering a brighter future. Last but not least, I would like to thank the investment community for their support as we continue to grow our business and support our communities.



Brian B. Bird
President and Chief Executive Officer

›› Executive Team

Brian **Bird**
President and Chief Executive Officer



In current position since 2023. Previously Chief Financial Officer from 2003-2021 and President and Chief Operating Officer from 2021-2022. Experience with energy and other large industrial companies since 1986.

Crystal **Lail**
Chief Financial Officer



Responsible for accounting, financial reporting, payroll, accounts payable, regulatory accounting, SOX controls, treasury, internal audit, enterprise risk management, financial planning and analysis, tax, investor relations, compensation and benefits. Current position since 2021. In energy industry since 2003.

Shannon **Heim**
General Counsel and Vice President - Federal Government Affairs



Responsible for all in-house and outside legal activities, federal government affairs, FERC compliance, risk management and contracts. Current position since 2023.

Michael **Cashell**
Vice President - Transmission



Responsible for all electric transmission and natural gas transmission, storage operations, NERC compliance, physical security and support services. Current position since 2011. In energy industry since 1986.

John **Hines**
Vice President - Supply and Montana Government Affairs



Responsible for electric and natural gas planning, procurement and generation operations, the company's environmental function and Montana's government affairs. Current position since 2011. In energy industry since 1989.

Bleau **LaFave**
Vice President - Asset Management and Business Development



Responsible for distribution and transmission asset management, long-term resources and business development. Current position since 2023. In energy industry since 1994.

Jason **Merkel**
Vice President - Distribution



Responsible for electric and natural gas distribution operations, and substation operations. Current position since 2022. In energy industry since 1993.

Bobbi **Schroeppel**
Vice President - Customer Care, Communications and Human Resources



Responsible for customer care, economic development, key account management, community relations, corporate communications, human resources, labor relations and safety. Current position since 2002. In energy industry since 1994.

Jeanne **Vold**
Vice President - Technology



Responsible for technology operations and deployment, cyber security, network operations and strategic direction. Current position since 2021. In energy industry since 1999.

›› Board of Directors



Brian Bird

Director, President and Chief Executive Officer

Director since January 2023



Sherina Edwards

Director

Committees: Nominating and Governance; Human Resources

Director since April 2023



Dave Goodin

Director

Committees: Audit, Operations

Director since December 2024



Jan Horsfall

Director, Operations Committee Chair

Committees: Operations (Chair), Audit

Director since April 2015



Britt Ide

Director, Governance Committee Chair

Committees: Nominating and Governance; Human Resources

Director since April 2017



Kent Larson

Director

Committees: Audit, Operations

Director since July 2022



Linda Sullivan

Board Chair

Director since April 2017



Mahvash Yazdi

Director, Human Resources Committee Chair

Committees: Human Resources (Chair), Operations

Director since December 2019



Jeffrey Yingling

Director, Audit Committee Chair

Committees: Audit (Chair), Nominating and Governance

Director since October 2019

We'd like thank Anthony Clark for his years of service on our Board of Directors. Tony served on the board from 2016 to 2024. As a respected state and federal utility regulator and transmission expert, his guidance has been invaluable to both our company and shareholders. We wish him the best in his new role as the Executive Director of the National Association of Regulatory Utility Commissioners.

FINANCIAL HIGHLIGHTS

	2024	2023	Change
Utility Margin ($000's) *	$1,080,082	$1,001,881	7.8%
Net Income ($000's)	$224,111	$194,131	15.4%
Diluted Earnings per Average Common Share	$3.65	$3.22	13.5%
Return on Average Equity	8.0%	7.2%	11.1%
Dividends Declared per Common Share	$2.60	$2.56	1.6%
Dividend Payout Ratio	71.2%	79.6%	-10.5%
Total Debt to Capitalization Ratio	52.0%	50.0%	4.0%
Total Capital Investment ($000's)**	$547,927	$562,067	-2.5%
Number of Customers	787,000	775,300	1.5%
Number of Employees	1,585	1,581	0.3%
Retail Volumes Delivered (000's)			
Electric (megawatt hours)	10,721	10,531	1.8%
Natural Gas (dekatherms)	31,343	33,255	-5.8%

*Utility Margin is considered a non-GAAP financial measure.
**PP&E Additions plus AFUDC Credit from the cash flow statement plus change in capital expenditures included in trade accounts payable.



TOTAL SHAREHOLDER RETURN

The following table assumes $100 was invested in our common stock on January 1, 2019 and compares the share price performance with the S&P Utility Index and the S&P 500 Index for the years ending December 31, 2020, 2021, 2022, 2023 and 2024. Total return is computed assuming reinvestment of dividends.

	1/1/2020	12/31/2020	12/31/2021	12/31/2022	12/31/2023	12/31/2024
NorthWestern Energy	$100.00	$84.94	$86.70	$94.09	$84.56	$93.44
S&P 500 Index	$100.00	$118.40	$152.39	$124.79	$157.59	$197.02
S&P Utility Index	$100.00	$100.48	$118.24	$120.09	$111.59	$137.73

CREDIT RATINGS

		Moody's	S&P	Fitch
NWEG (Hold-Co.)	Issuer	-	BBB	BBB
	Secured	-	-	-
	Unsecured	-	-	BBB
	Outlook	-	Stable	Stable
NW Corp. (MT Op.-Co.)	Issuer	Baa2	BBB	BBB
	Secured	A3	A-	A-
	Unsecured	Baa2	-	BBB+
	Outlook	Stable	Stable	Stable
NWEPS (SDNE Op.-Co.)	Issuer	Baa2	BBB	BBB
	Secured	A3	A-	A-
	Unsecured	-	-	BBB+
	Outlook	Stable	Stable	Stable

Investor Information

CORPORATE SUPPORT OFFICE

NorthWestern Energy
3010 W. 69th Street | Sioux Falls, SD 57108
Phone: (605) 978-2900 | Fax: (605) 978-2910
website: www.northwesternenergy.com

INVESTOR RELATIONS

Phone: (605) 978-2945
Email: investor.relations@northwestern.com

MARKET INFORMATION AS OF DECEMBER 31, 2024

Nasdaq

Ticker Symbol:	NWE
Year-end Closing Price:	$53.46
Shares Outstanding:	61.3 million
Market Capitalization:	$3.3 billion
Dividend Yield:	4.9%

COMMON STOCK DIVIDENDS

In February 2025 we increased our quarterly dividend to 66 cents per share. Anticipated record and payment dates for 2025 are as follows:

RECORD DATE	PAYMENT DATE
March 14	March 31
June 13	June 30
September 15	September 30
December 15	December 31

REGISTRAR, TRANSFER AGENT AND DIVIDEND DISBURSING AGENT

Questions regarding stock transfer, lost certificates and dividend checks should be referred to:

Computershare
c/o Shareholder Services
150 Royall St.
Canton, MA 02021
Telephone: 1+ (800) 736-3001
Internet: www.computershare.com

DIVIDEND REINVESTMENT AND DIRECT STOCK PURCHASE PLAN

NorthWestern Energy offers a dividend reinvestment and direct stock purchase plan as a service to both new investors and current shareholders.
Information is available on our website at NorthWesternEnergy.com/dividend

2025 VIRTUAL ANNUAL MEETING

April 30, 2025
10:00 a.m. Central Daylight Time
www.virtualshareholdermeeting.com/NWE2025

INDEPENDENT REGISTERED ACCOUNTING FIRM

Deloitte & Touche LLP
50 South Sixth Street, Suite 2800
Minneapolis, MN 55402

BROKERAGE ACCOUNTS

Stock purchased and held for a shareholder by a broker is listed in the broker's name, or "street name." Annual and quarterly reports, proxy material and dividend payments are sent to shareholders by their broker. Questions should be directed to the broker.

FINANCIAL PUBLICATIONS

The company reports details concerning its operation and other matters periodically to the Securities and Exchange Commission on Form 8-K, Form 10-Q and Form 10-K. These publications are available on our website at NorthWesternEnergy.com/SECfilings. **You may request a copy of these publications, free of charge, by contacting Investor Relations.**

CORPORATE GOVERNANCE INFORMATION

Corporate governance information, including our Corporate Governance Guidelines, Code of Conduct and Ethics, Code of Ethics for CEO and Senior Financial Officers, and charters for the Committees of our Board of Directors, is available on our website at NorthWesternEnergy.com/CorpGov

This Annual Report is prepared primarily for the information of our shareholders and is not given in connection with the sale of any security or offer to sell or buy any security.

Printed on recycled paper.

Montana
Operational Support Office
11 East Park Street
Butte, MT 59701
(406) 497-1000

South Dakota/Nebraska
Operational Support Office
600 Market Street West
Huron, SD 57350
(605) 353-7478

Corporate
Support Office
3010 West 69th Street
Sioux Falls, SD 57108
(605) 978-2900



